 Exhibit 99.1

First Mining Announces New Partnership to Advance Cameron Gold Project

VANCOUVER, BC, Nov. 20, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a definitive amalgamation agreement (the "Agreement") to sell its wholly-owned subsidiary, Cameron Gold Operations Ltd. ("Cameron Gold"), which owns the Cameron Gold Project ("Cameron Project")  to Oronova Energy Inc. (TSXV: ONV.H) ("Oronova") for total consideration C$27,000,000 comprised of C$5,000,000 in cash, 80,000,000 common shares of Oronova, and a future cash payment of at least C$2,000,000 (the "Transaction").

Following the closing of the Transaction, Oronova will be renamed to Seva Mining Corp. ("Seva"), with First Mining to be its largest shareholder and will be supported by the Fiore Group.  First Mining will have the right to nominate two directors to the Seva Board of Directors pursuant to an investor rights agreement to be executed at closing (the "IRA").

"We are very excited to enter into this partnership with the Fiore Group to advance the Cameron Gold Project," stated Dan Wilton, CEO of First Mining. "The Fiore Group has a strong track record of creating shareholder value, with a focus and demonstrated success in building meaningful relationships and partnerships with Indigenous communities in Canada. This transaction will put in place a dedicated team which will be well funded to advance the project, benefitting the local and Indigenous communities around the Cameron Project.  We look forward to working with the Fiore Group and the Seva management team as its largest shareholder."

Transaction Details

The Transaction will be structured as a three-cornered amalgamation under the statutory provisions of the Business Corporations Act (Ontario) whereby Oronova will incorporate a subsidiary ("NewCo") which will then amalgamate with Cameron Gold under the terms of the Agreement.

As consideration for the Transaction, First Mining will receive $5,000,000 in cash and 80,000,000 million common shares of Oronova at a deemed value of $0.25 per share. Additionally, a future payment of no less than $2,000,000 cash will be made upon the processing of a mineralized stockpile at Cameron pursuant to a stockpile agreement to be entered into at closing.

The securities issued in the Transaction will be subject to any applicable escrow restrictions pursuant to the policies of the TSX Venture Exchange (the "TSXV") and certain transfer restrictions pursuant to the IRA.

Non-Brokered Private Placement

Prior to the completion of the Transaction, and subject to TSXV approval, Oronova intends for NewCo to complete a non-brokered private placement of up to 60,000,000 shares (each, a "NewCo Share") at a price of $0.25 per NewCo Share for total gross proceeds of up to $15,000,000 (the "Offering").  Upon completion of the Offering and Transaction, First Mining is expected to own approximately 48% of Seva.

The proceeds of the Offering will be used to fund the exploration and advancement of the Cameron Project, to pay transaction costs and expenses, and to provide general working capital.

Closing of the Transaction is subject to customary conditions for a transaction of this nature, including the approval of the TSXV and completion of the Offering, and is expected to close in Q1 2026.

About Fiore Group

The Fiore Group of Companies is a team of mine explorers, developers and operators led by mining entrepreneurs Frank Giustra and Gordon Keep.  They have three decades of value creation by way of starting mining companies around the world, including Aris Gold, Goldcorp, Endeavour Mining, Leagold, UrAsia Energy and recently, West Red Lake Gold Mines, Argenta Silver, Selkirk Copper Mines.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the closing of the Transaction and the Offering, the potential benefits to be derived from the Transaction, the TSXV's approval of the Offering and the Transaction and the listing of the securities issued in the Transaction on the TSXV (including escrow restrictions), First Mining's ownership percentage in Seva following completion of the Offering and the Transaction, the use of proceeds under the Offering, First Mining's exposure to Hope Brook, and First Mining's plans related to its Springpole, Duparquet and other projects.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's ability to close the Transaction, the TSXV's approval of the Transaction and the Offering, Oronova's ability to complete the Offering, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 20-NOV-25